Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions except ratio)

Three Months Ended March 31, 2006
Earnings:
Income from continuing operations before income tax expense (1)	$350
Adjustments:
Fixed charges added to earnings	21
Dividends from equity affiliates	—
Amortization of capitalized interest	3

$374

Fixed Charges:
Net interest expense(2)	20
Portion of rental expense representative of interest	1

Fixed charges added to earnings	21
Capitalized interest	15

$36

Ratio of earnings to fixed charges	10.4

(1)	Income from continuing operations before income tax expense, minority interest and equity income of affiliates.

(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.